Via Edgar

October 7, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention:	Matthew Crispino, Attorney
Mitchell Austin, Attorney

Re: MassRoots, Inc.

Amendment to No. 1 to Registration Statement on Form S-1

Filed September 3, 2015

File No. 333-206731

Ladies and Gentlemen:

On behalf of MassRoots, Inc. (the “Company”), we are writing to respond to the comments provided in a letter dated September 29, 2015, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission on September 3, 2015 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed Amendment #1 to the Registration Statement with the Commission (the “Amendment”). Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

General

Comment 1.	You appear to be registering the offer and sale of units consisting of one share of common stock and one warrant. In this regard, we note that the shares of common stock and warrants will be purchased together in this offer. Please revise your fee table and the cover page of your prospectus to clarify that you are registering these units in addition to their component securities. In addition, file a revised legality opinion that includes an opinion with respect to the units. For guidance, consider Question 240.05 of our Securities Act Rules Compliance and Disclosure Interpretations.
Response:	In response to your comment, the Company has revised the fee table of the Registration Statement and cover page of the Prospectus to refer to units in addition to the component securities. In addition, we have filed a revised legal opinion that includes an opinion with respect to the units. Please see the cover page of the Amendment and Exhibit 5.1 filed along with the Amendment.

Use of Proceeds, page 19

Comment 2.	Given that you have structured this transaction on best-efforts, no minimum basis, please revise to include a table that discloses the proceeds you may receive if different amounts of securities are sold. We will not object if your table begins with a column that assumes the sale of 25 percent of the offered securities.
Response:	In response to your comment, the Company has revised the “Use of Proceeds” section of the Registration Statement to include a table that discloses the proceeds the Company may receive if 25%, 50%, 75% and 100% of the securities included in the Offering are sold and how those proceeds are expected to be used by the Company. Please see page 21 of the Amendment.

Part II: Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page 116

Comment 3.	Please file a form of warrant and form of subscription agreement as exhibits to your registration statement.
Response:	A form of warrant and form of subscription agreement have been filed together with the Amendment as Exhibit 4.2 and Exhibit 4.3.

Exhibit 5.1

Comment 4.	Please file a revised legality opinion that opines on whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement. For guidance, consider Section II.B.1.f of our Staff legal Bulletin No. 19.
Response:	In response to your comment, a revised legality opinion that opines on whether the warrants will be a binding obligation of the Company under Delaware law has been filed together with the Amendment as Exhibit 5.1.

If you have any questions relating to any of the foregoing, please contact the undersigned at (212) 908-3958.

Respectfully,

/s/ Peter J. Gennuso

Peter J. Gennuso

Copy to: Isaac Dietrich